Exhibit 2(a)

June 18, 1997                                  CONTACT:   Randy Wheeless
                                               Office:    704/382-8379
                                               24-Hour:   704/594-0681

                                                      :   John Barnett
                                               Office:    713-627-4072

DUKE POWER AND PANENERGY MERGER COMPLETED:
LAUNCH OF DUKE ENERGY SIGNALS NEXT GENERATION OF ENERGY COMPANIES

CHARLOTTE, N.C.--Duke Power Co. and Houston-based PanEnergy Corp today completed the merger announced less than seven months ago to create North America's leading energy company.

The merged company, Duke Energy Corporation, will continue trading on the New York Stock Exchange tomorrow under the "DUK" stock symbol. Under the terms of the merger, each share of PanEnergy Corp stock will be converted to 1.0444 shares of Duke Energy stock. Shares of Duke Power stock will represent shares of Duke Energy, with no action required by shareholders.

"Duke Energy is positioned to be the nation's premier energy company," said Richard B. Priory, Duke Energy chairman and chief executive officer. "The combination of the leading gas and electric companies will offer options and benefits to our current and future customers, and provide growth opportunities for our shareholders."

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By combining the forces of the two companies, Duke Energy will employ 22,000 worldwide, and have total assets of more than $20 billion. The 1996 revenues of the combined companies were more than $12 billion. Duke Energy will adopt Duke Power's present common stock dividend payment--currently $2.12 per share.

"The union of a natural gas company and an electric company is merely a starting point for a new phase in the evolving energy industry," said Paul Anderson, Duke Energy president and chief operating officer. "The leaders of this new industry will differentiate themselves in terms of efficiency, flexibility and the ability to supply multiple forms of energy over a broad geographic area. Duke Energy will not only provide its customers with various forms of energy, it will offer a full spectrum of energy services."

The merger was announced on Nov. 25, 1996. On Jan. 22, 1997, the Federal Trade Commission granted early termination of the waiting period prescribed under the Hart-Rodino Antitrust Improvements Act of 1976.

On March 19, the merger was approved by the South Carolina Public Service Commission. On Apr. 21, it was approved by the North Carolina Utilities Commission. On May 28, it was approved by the Federal Energy Regulatory Commission.

Duke Energy will be divided into four main business groups:
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1) Duke Power, headquartered in Charlotte, one of the nation's leading electric utilities, will continue to serve the electric needs of more than
1.8 million customers in North Carolina and South Carolina. William A. Coley is group president of Duke Power.

2) The Energy Services Group, headquartered in Houston, will offer a complete range of energy products and services to both domestic and international customers. Energy Services will provide electric and natural gas trading and marketing, power plant construction, operation and investment; and engineering services consulting. James T. Hackett is group president of Energy Services.

3) The Energy Transmission Group, headquartered in Houston, will continue to access all major U.S. natural gas supply basins through its interconnected pipeline network which delivers 12 percent of the natural gas consumed in the U.S. to markets in the Midwest, Mid-Atlantic and Northeast states. Fred J. Fowler is group president of Energy Transmission.

4) The Diversified Operations Group, headquartered in Charlotte, will handle the non-energy related activities of Duke Energy--including the real estate company Crescent Resources Inc. and the telecommunications company DukeNet communications. Richard Ranson is senior vice president of Diversified Operations.

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Priory, Anderson, Hackett, Coley and Fowler will partly make up Duke Energy's
Policy Committee--the company's chief strategic and policy-setting group.
Also on the committee will be Richard J. Osborne, executive vice president and chief financial officer, and Ruth G. Shaw, executive vice president and chief administrative officer.

Duke Energy Corporation (NYSE:DUK) is a global energy company with more than $20 billion in assets. Duke Energy companies provide electric service to approximately 2 million customers; operate pipelines that deliver 12 percent of the natural gas consumed in the United States; and are leading marketers of electricity, natural gas and natural gas liquids. Globally the companies develop, own and operate energy facilities and provide engineering, management, operating and environmental services. Contact Duke Energy on the World Wide
Web at http://www.duke-energy.com.